Pricing sheet dated May 25, 2011 Offering Summary No. 2011-MTNDG0029 dated April 27, 2011 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

PLUS Based on the Value of the S&P GSCITM Grains Index–Excess Return due June 27, 2012
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – MAY 25, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:	$9,572,000
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	May 25, 2011
Original issue date:	May 27, 2011
Maturity date:	June 27, 2012
Underlying index:	S&P GSCITM Grains Index–Excess Return
Payment at maturity:
If the final index value is greater than the initial index value,
•      $1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value,
•      $1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000 and could be zero. There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity:	$1,230 per PLUS (123% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x index percent increase
Leverage factor:	150%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	51.26, the closing value of the underlying index on the pricing date.
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	June 22, 2012, subject to postponement for non-index business days and certain market disruption events.
CUSIP:	1730T0MF3
ISIN:	US1730T0MF39
Listing:	The PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer(3)
Per PLUS	$1,000.00	$20.00	$980.00
Total	$9,572,000.00	$191,440.00	$9,380,560.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $992.50 per PLUS. You should refer to “Fact sheet—Fees and selling concessions” and “Syndicate information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the PLUS, will receive an underwriting fee of up to $20.00 for each PLUS sold in this offering. The actual per PLUS underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence. Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $20.00, subject to reduction for volume purchase discounts, for each $1,000 PLUS they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $20.00, subject to reduction for volume purchase discounts, for each $1,000 PLUS they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the PLUS declines. You should refer to “Risk Factors” and “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.
(3) The per PLUS proceeds to Citigroup Funding indicated above represent the minimum per PLUS proceeds to Citigroup Funding for any PLUS, assuming the maximum per PLUS underwriting fee of $20.00.  As noted in footnote (2), the underwriting fee is variable.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Offering Summary filed on April 27, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311001529/dp22242_fwp-mtndg0029.htm
PLUS Product Supplement filed on May 16, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.